UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70952

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RUFFER LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 PARK AVENUE, SUITE 1710
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	402-215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Chad Kutney_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Ruffer LLC_____, as of _____March 31_____, 2_026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Director – US Institutional _____

_____
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

RUFFER LLC

FINANCIAL STATEMENT

Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934

For the year ended March 31, 2026

RUFFER LLC
FINANCIAL STATEMENT
For the year ended March 31, 2026

TABLE OF CONTENTS

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Ruffer LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ruffer LLC (the "Company") as of March 31, 2026, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Forvis Mazars, LLP

Woodbury, New York
May 18, 2026

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

RUFFER LLC
STATEMENT OF FINANCIAL CONDITION
As of March 31, 2026

ASSETS

Assets:	
Cash	$ 3,002,236
Due from affiliate	440,814
Security deposit	349,679
Property and equipment, net	111,595
Right of use asset	1,367,554
Other receivable	3,434
Prepaid expenses	162,311
Deferred tax asset, net	83,658
Total assets	$ 5,521,281

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,678,467
Lease liability	1,500,965
Total liabilities	3,179,432
Member's equity	2,341,849
Total Equity	2,341,849
Total liabilities and member's equity	$ 5,521,281

The accompanying notes are an integral part of this statement.

RUFFER LLC
NOTES TO FINANCIAL STATEMENT

1. Organization and Nature of Business

   Ruffer LLC (the Company), was organized as a Delaware limited liability company on April 1, 2022, and is a wholly owned subsidiary of Ruffer IH Limited (the "Member"). The Member is a wholly owned subsidiary of Ruffer LLP (RLLP), the ultimate parent company. The Company was approved as an introducing broker-dealer by the Financial Industry Regulatory Authority (FINRA) on February 14, 2023 and is a member of the Securities and Exchange Commission (SEC) and the Securities Investor Protection Corporation (SIPC).

   The Company markets private funds that are issued and/or managed by affiliates and assists with marketing RLLP's investment advisory capabilities to qualified institutional clients and prospects.

   The Company earns revenue under a cost-plus agreement and a Management Services/Expense Sharing Agreement (as disclosed in Note 9) with RLLP.

2. Significant Accounting Policies

   Basis of Presentation

   The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

   Cash and Cash Equivalents

   The Company considers all demand deposits held in banks, and certain highly liquid investments with original maturities of three months or less as of acquisition, to be cash equivalents. At March 31, 2026, there were no cash equivalents.

   Accounts Receivable

   Accounts receivable are carried at the invoiced or contracted amounts. The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis in accordance with FASB ASC 326-20 - Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit loss. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the statement of operations. At March 31, 2026, management determined that no allowance for credit losses was considered necessary.

2. Significant Accounting Policies (Continued)

<u>Use of Estimates</u>

The preparation of the financial statement, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates also affect the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

<u>Revenue recognition</u>

The Company has adopted ASC 606, Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract and (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, (e) recognize revenue as the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company entered into a Marketing and Distribution Agreement with RLLP to market and distribute RLLP's private funds and investment advisory capabilities. The agreement requires RLLP to pay the Company a Promotion fee per month equal to the Company's monthly expenses net of service charges received per its Management Services/Expense Sharing Agreement as disclosed in Note 9, plus 10% to market and distribute RLLP's funds and investment advisory capabilities. The Company recognizes the Promotion fee monthly and the performance obligation for the Promotion fee is satisfied over time.

The Company entered into a Management Services/Expense Sharing Agreement with RLLP to provide monthly legal and compliance services, as disclosed in Note 9. The agreement requires RLLP to pay the Company a fixed service fee which is recognised monthly as the entity satisfies the performance obligation over time.

Opening and closing balances on receivable balances related to contracted assets are as follows:

	Beginning	Ending
Due from affiliate	$143,445	$ 440,814

2. Significant Accounting Policies (Continued)

Foreign Currency

The functional and presentational currency of the Company is the United States Dollar ($). Monetary assets and liabilities not denominated in functional and presentational currencies are translated at the rate of exchange ruling at the balance sheet date. Transactions not in functional and presentational currencies are recorded at the rate ruling at the date of the transaction. All differences are charged or credited to the profit and loss account.

Property and equipment, net

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Property and equipment balances are reviewed annually for impairment. There is no such impairment loss recorded during the year ended March 31, 2026.

Income Taxes

The Company is a single member LLC, electing to be taxed as a corporation. As such, the Company is subject to federal, state, and local income taxes. The Company accounts for income taxes in accordance with U.S. GAAP, which requires the asset and liability method to calculate deferred taxes. Deferred taxes are recognized based on the differences between the financial reporting and income tax basis of assets and liabilities using enacted income tax rates. Valuation allowances are provided if, based upon the weight of available evidence, it is more-likely-than-not that some or all of the deferred tax assets will not be realized. There were no uncertain tax positions nor income tax related interest and penalties recorded for the year ended March 31, 2026.

Segment Reporting

The Company operates as a single reportable segment, focusing on securities broker-dealer activities, which is comprised of the marketing and distribution of RLLP funds and investment advisory capabilities as detailed in Note 1. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM). Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company has identified the Supervisory Principal as the CODM. As a result of operating as a single segment entity, the Company's financial statement reflects its overall performance without disaggregation into multiple segments. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in this report.

2. Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ('FASB') issued Accounting Standards Update ('ASU') 2023-09, Improvements to Income Tax Disclosures (Topic 740), which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The new guidance requires consistent categorization and greater disaggregation of information in the income tax rate reconciliation, as well as further disaggregation of income taxes paid. Refer to Note 7 for additional information.

3. Net Capital

As a broker dealer, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $1,190,358 at March 31, 2026, which exceeded required net capital of $120,792 by $1,069,566. The ratio of aggregate indebtedness to net capital was 1.52 to 1.

4. Reserve and Possession and Control Requirements

Rule 15c3-3 of the SEC provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards regarding physical possession or control of fully paid and excess margin securities. The Company relies on Footnote 74 to SEC Release 34-70073 and not required to perform a weekly Reserve Calculation as outlined in Rule 15c3-3.

5. Concentration of Credit Risk

Cash

Cash balances are maintained at two financial institutions and accounts are insured by the FDIC up to $250,000. At times during the year ending March 31, 2026, the Company had cash balances that exceeded the depository insurance limits. The amount of uninsured cash as of March 31, 2026 was $2,502,236. Management believes that the credit risk related to these deposits is minimal.

Revenue

All the Company's promotion fee revenue and service fee income are earned from RLLP. The Company is dependent on RLLP for its revenue that is essential and critical to its operations. If this related party is unable to provide revenue in the form of promotion fees and service fees, the Company will be required to find alternative sources of funding to continue operations.

6. Leases

Under Accounting Standards Codification 842, Leases, the Company recognizes a right of use asset and lease liability. An operating lease right of use asset represents the Company's right to use an underlying asset for the lease term. A lease liability represents the Company's obligation to make lease payments arising from the operating lease. Operating lease right of use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company uses the incremental borrowing rate. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company entered into an operating lease agreement for office space in New York, New York. The term of the lease began on October 2, 2023 and expires on March 2, 2031. For the year ended March 31, 2026, information pertaining to the operating lease was as follows:

Right of use asset on April 1, 2025	$1,580,831
Amortization of right of use asset	(213,277)
Right of use asset on March 31, 2026	$1,367,554
Payments made on operating lease	$349,679
Remaining lease term	60 months
Discount Rate	7.50%

Future minimum rental payments under non-cancelable leases for the year ended March 31, 2026 are as follows:

2027	349,679
2028	349,679
2029	349,679
2030	374,957
2031	374,957
Total	$1,798,951
Less: Imputed interest	(297,986)
Total	$1,500,965

7.Income Taxes

The Company is subject to federal, state, and local income taxes. The Company accounts for income taxes in accordance with U.S. GAAP, which requires the asset and liability method to calculate deferred taxes. Deferred taxes are recognized based on the differences between the financial reporting and income tax basis of assets and liabilities using enacted income tax rates. Valuation allowances are provided if, based upon the weight of available evidence, it is more-likely-than-not that some or all of the deferred tax assets will not be realized. There were no uncertain tax positions nor income tax related interest and penalties recorded as of or for the year ended March 31, 2026.

The components of the net deferred tax asset (liability) as of March 31, 2026 are as follows:

Lease liability	$315,203
Organizational expenses	46,270
Salaries and vacation expenses	32,806
Total deferred tax assets	$394,279
Fixed asset depreciation and amortization	$(23,435)
Right of use asset	(287,186)
Total deferred tax liabilities	$(310,621)
Total net deferred tax assets	$83,658

The Company files federal and various state income tax returns in the United States. The Company is subject to regular examination of its income tax returns by the Internal Revenue Service and other tax authorities. The Company is not currently under audit in any jurisdiction. As of March 31, 2026, the Company is subject to examinations by tax authorities for open tax years ending March 31, 2024 through March 31, 2026.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Management has determined that it is more likely than not that the Company will recognize the benefits of federal and state deferred tax assets and, as a result, no valuation allowance need be established as of March 31, 2026.

The Company recognizes the impact of tax positions in the financial statement if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition as of March 31, 2026.

8. Distribution to Member

During the year ended March 31, 2026, the Company made a cash distribution to its Member in the aggregate amount of $1,500,000.

9. Related-Party Transactions

The Company has entered into a Management Services/Expense Sharing Agreement with RLLP, for operational and administrative support which includes finance, compliance, legal, marketing, human resources, and technology services provided by RLLP to the Company. In addition to these services received, the Company provides legal and compliance services to RLLP.

The Company has a Marketing and Distribution Agreement with RLLP, whereby the Company assists with the distribution, promotion and marketing the funds of its affiliates. The Company earns a Promotion fee under a cost-plus arrangement for providing this service. As of March 31, 2026, the net amount due from RLLP was $440,814. The Company's results of operations could differ significantly from those obtained if the entities were autonomous.

10. Property and Equipment, net

Property and equipment consisted of the following at March 31, 2026:

Furniture and equipment	$207,389
Tenant improvements	44,217
	251,606
Less accumulated depreciation and amortization	(140,011)
Property and equipment, net	$111,595

11. Contingencies and commitments

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to defend against these potential matters, and management believes that if any such matters were to arise, their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows. At March 31, 2026, there were no such matters outstanding.

12. Subsequent Events

The Company has evaluated subsequent events through to May 18, 2026, the date the financial statement were issued. There are no subsequent events that require disclosure.